REC'D S.E.C.                     UNITED STATES
JUL 11 1996           SECURITIES AND EXCHANGE COMMISSION
    FEE 024                 WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO.  ___________ )*

                            MISSION WEST PROPERTIES
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   60520010
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                             Michael E. Tennenbaum
                           1999 Avenue of the Stars
                                  32nd Floor
                             Los Angeles, CA 90067

                                (310) 201-7882
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 2, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X].   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  6 pages
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- -----------------------
  CUSIP NO. 60520010             SCHEDULE 13D
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Tennenbaum
      SS No. 252 50 6178

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          87,900
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          87,900
- ------------------------------------------------------------------------------

 11
      87,900

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

- ------------------------------------------------------------------------------

                               Page 2 of 6 pages
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- -----------------------
  CUSIP NO. 60520010              SCHEDULE 13D
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tennenbaum & Co., LLC
      95 4587347

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            87,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             87,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------

 11
      87,900

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                               Page 2 of 6 pages
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ITEM 1.  SECURITY AND ISSUER
         -------------------

          Common Stock of Mission West Properties (the "Company"), 6815 Flanders Drive, Suite 250, San Diego, California 92121-3914.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

          Tennenbaum & Co., LLC is a limited liability company organized under the laws of Delaware, whose address is 1999 Avenue of the Stars, Los Angeles, CA 90067. The principal business of Tennenbaum & Co., LLC consists of asset management and monitoring services. Its managing member is Michael E. Tennenbaum, who has the same address. Mr. Tennenbaum's principal occupation is as managing member of Tennenbaum & Co., LLC.

          During the past 5 years, neither Tennenbaum & Co., LLC nor Mr. Tennenbaum have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to any civil proceeding which resulted in a judgment, degree or final order enjoining either of them from future violations of, or prohibiting or mandating activities on the part of either subject to, Federal or State securities laws or finding any violation by either of them with respect to such laws.

          Mr. Tennenbaum is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Funds to purchase the securities which are the subject of this statement, aggregating $604,593, were provided from Mr. Tennenbaum's personal funds and from working capital of Tennenbaum & Co., LLC. 77,400 of such shares were acquired by Mr. Tennenbaum in his personal account and then transferred, as a contribution to capital, to Tennenbaum & Co., LLC on July 3, 1996.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          The reporting persons acquired the securities described herein as an investment. They intend to monitor and evaluate the investment on a continuing basis; and based upon their evaluation from time to time, they may acquire additional shares, dispose of all or a portion of the shares beneficially owned by them, submit one or more proposals for the consideration of management of the Company, and/or communicate with other shareholders of the Company.

                               Page 3 of 6 pages

In May 1996, Mr. Tennenbaum orally expressed to a representative of Triton Group Ltd. his interest in exploring, on a mutually agreed basis, a transaction in which he might acquire control of Triton, and indirectly the Company. Triton's representative did not pursue this inquiry; and there have been no further discussions between them.

On July 1, 1996, the Company announced an agreement for the sale of substantially all of its assets to DMB/SVP California Investments, LLC. Based upon the information presently available to them, the reporting persons believe that the interests of the Company's stockholders may be better served by continuing to hold its properties. The reporting persons are seeking additional information concerning the proposed transaction and its effect upon the interests of stockholders, and have not at this time reached a conclusion as to their position on the matter.

Except as set forth above, the reporting persons have no plans or proposals which relate or would result in:

               (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the issuer;

               (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 4 of 6 pages
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               (i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)
                    (4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          The shares identified pursuant to Item 1 constitute approximately 6.4% of the outstanding common stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission. Tennenbaum & Co., LLC has the sole power of voting and disposition with respect to such shares. By reason of his position as managing member of Tennenbaum & Co., LLC, Michael E. Tennenbaum may be deemed to share such powers of voting and disposition.

          Set forth on Exhibit A, attached hereto, is information concerning all transactions in the Company's common stock by Mr. Tennenbaum or Tennenbaum & Co., LLC that were effected within 60 days prior to the date of this statement.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

          Exhibit A - Transactions in Common Stock of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Michael E. Tennenbaum
                              ---------------------------------------
                              Michael E. Tennenbaum, individually and as
                              Managing Member of Tennenbaum & Co., LLC


                               Page 5 of 6 pages